Exhibit 11.1

CONSENT

OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated May 19, 2025, with respect to the balance sheets of Promicell Inc. as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2024 and 2023 and the related notes to the financial statements, which report appears in the Offering Circular that is a part of this Offering Statement. Our opinion does not cover any subsequent events from the date of our report i.e. May 19, 2025, till the date of this letter that might have an impact on the financial statements and the fact has been disclosed in Footnote 12 – Unaudited Subsequent Events to the financial statements.

SetApart Accountancy Corp

July 2, 2025

Los Angeles, California